Exhibit D(9)

SCHEDULE A

(Amended as of May 8, 2012)

	Maximum Total Series Operating Expenses (as a percentage of average daily net assets)

Name of Portfolio	Retail Shares	Institutional Shares
Baron Partners Fund	1.45%	1.20%
Baron Focused Growth Fund	1.35%	1.10%
Baron International Growth Fund	1.50%	1.25%
Baron Real Estate Fund	1.35%	1.10%
Baron Emerging Markets Fund	1.50%	1.25%
Baron Energy and Resources Fund	1.35%	1.10%
Baron Global Advantage Fund	1.50%	1.25%